April 30, 1998

To our Shareholders:

          On February 24, 1998 the Board of Directors of the Company enacted a Shareholder Rights Plan for the purpose of impeding any possible effort which might be made to acquire the Company on terms that are inconsistent with its underlying value and which would not therefore be in the best interests of the shareholders. Such plans have become quite common for public companies and the adoption of the Good Times Shareholder Rights Plan was not prompted by any prospective acquisition effort of which the Company is aware.

          In brief summary, the Plan provides that each share of the Company's outstanding common stock will carry with it a Stock Purchase Right. Each Right will be generally exercisable for the purchase of one share of the Company's common stock for $20 per share, which price is substantially in excess of the current market price of Good Times common stock. However, in the event that any person or entity acquires twenty percent or more of the Company in a transaction not approved by the Company's Board of Directors, each Right will become exercisable for the purchase of one share of Good Times stock at fifty percent of its trading market price at that time or, alternatively, one share of the potential acquiror's common stock at fifty percent of its trading market price. The ability for the Rights to be exercised on such a dilutive basis will have the effect of discouraging an acquisition effort which the Board of Directors does not believe to be fair and in the interests of our shareholders. The Company will have the right at any time to reacquire the Rights by the payment of $.001 per Right. The Plan terminates December 31, 1999 unless extended by the Company.

          The Rights are not represented by separate certificates but rather simply automatically accompany each common share. The Rights will not have any separate trading market price and do not carry with them any voting rights or any other rights enuring to the common stock. The distribution of the Rights is not taxable to the shareholders. A complete copy of the Shareholder Rights Plan is on file at the offices of the Company and will be furnished to any shareholder so requesting. The Board of Directors retains the right to amend, supplement or terminate the Shareholder Rights Plan.

          If you have any questions about the Shareholder Rights
Plan, please contact the undersigned.

                              Very truly yours,

                              GOOD TIMES RESTAURANTS INC.



                              By: /s/ Boyd E. Hoback
                              President & Chief Executive Officer